FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated October 19, 2021 of Diana Shipping Inc. (the "Company") announcing that (i), through a wholly-owned subsidiary, it has filed a registration statement on Form 20-F to effect a spin-off of three of the Company’s older dry bulk vessels, and that (ii) the Company will pay a cash dividend in the amount of US$0.10 per common share to shareholders, concurrently with the consummation of the spin-off transaction.
The information contained in this Report on Form 6-K, exlcuding the commentary of Mrs. Semiramis Paliou, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: October 19, 2021	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES FILING OF DRAFT REGISTRATION STATEMENT RELATING TO PROPOSED SPIN-OFF OF THREE DRY BULK VESSELS AND DECLARATION OF CASH DIVIDEND

Athens, Greece, October 19, 2021 – Diana Shipping Inc. (NYSE: DSX) (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, through a wholly-owned subsidiary, it has filed a registration statement on Form 20-F pursuant to the Securities Exchange Act of 1934 to effect a spin-off of three of the Company’s older dry bulk vessels. OceanPal Inc., the newly formed subsidiary that will act as the holding company for the three dry bulk vessels, has applied to have its common shares listed on the Nasdaq Capital Market.

In connection with the spin-off transaction, the Company will contribute the three vessel-owning subsidiaries, together with initial working capital in the amount of US$1.0 million, to OceanPal Inc., and will distribute all of the common shares of OceanPal Inc. to the Company’s shareholders of record as of October 29, 2021 (the “Record Date”).  The Company will also receive preferred shares in OceanPal Inc. that will entitle the Company to certain preferred dividend and voting rights. The registration statement on Form 20-F includes a more detailed description of the terms of the proposed spin-off transaction. A copy of the registration statement on Form 20-F is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change.

The Company is also announcing today that concurrently with the consummation of the spin-off transaction, the Company will pay a cash dividend in the amount of US$0.10 per common share to shareholders as of the aforementioned Record Date.

The transaction is expected to be completed on or around November 9, 2021, and remains subject to the registration statement on Form 20-F being declared effective and the approval of the listing of OceanPal Inc.’s common shares on the Nasdaq Capital Market.

Commenting on the spin-off transaction, the Company’s Chief Executive Officer, Mrs. Semiramis Paliou, stated: “The spin-off of 100% of the common shares of OceanPal Inc., represents a significant return of value to our shareholders reflective of the Company’s capability to capitalize on the strong dry bulk market. Management of Diana Shipping believes that the distribution of a separate, publicly traded dry bulk company focusing on older vessels with shorter duration charters will further enhance shareholder value by providing greater exposure to the shorter-term charter market, while allowing Diana Shipping to continue to focus on its disciplined long-term managed growth. At the same time the cash dividend of US$0.10 for this quarter represents a good indication of the ability of the Company to pay a cash dividend on a quarterly basis at current market levels.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to consummation of the spin-off transaction.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, and include statements regarding the anticipated spin-off of OceanPal Inc., including the timing and certainty, the anticipated benefits of the spin-off transaction, and our expectations for future financial and operational performance of the Company and OceanPal Inc. and the creation of shareholder value resulting from the spin-off transaction.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.